UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2024

(August 4, 2024)

Investcorp Europe Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41161	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Century Yard, Cricket Square
Elgin Avenue
P.O. Box 1111, George Town
Grand Cayman, Cayman Islands	KY1-1102
(Address of principal executive offices)	(Zip Code)

+1 (345) 949-5122

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IVCBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the
Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Fourth Amendment to Business Combination Agreement

As previously disclosed by Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability (the “Company”), under Item 1.01 of its Current Report on Form 8-K filed on April 26, 2023, the Company entered into a business combination agreement, dated April 25, 2023 (the “Original Business Combination Agreement”), with Zacco Holdings (formerly OpSec Holdings), a Cayman Islands exempted company with limited liability (“Pubco”), Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of Pubco, Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and wholly-owned Subsidiary of Pubco, Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“Orca”), Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales (“Orca Midco”), Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a subsidiary of Orca (“Orca Bidco”), Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership (“ITSF”), and Mill Reef Capital Fund ScS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg (“Mill Reef”, and together with ITSF, the “Orca Shareholders”), which Original Business Combination Agreement was amended by that certain First Amendment to the Business Combination Agreement, dated as of December 14, 2023 (the “First BCA Amendment”) with Pubco, Orca and the Orca Shareholders, which First BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on December 14, 2023, and further amended by that certain Second Amendment to the Business Combination Agreement, dated as of March 10, 2024 (the “Second BCA Amendment”) with Pubco, Orca and the Orca Shareholders, which Second BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on March 11, 2024, and further amended by that certain Third Amendment to the Business Combination Agreement, dated as of May 3, 2024 (the “Third BCA Amendment”) with Pubco, Orca and the Orca Shareholders, which Third BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on May 7, 2024. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Business Combination Agreement.

On August 4, 2024, the Company entered into that certain Fourth Amendment to the Business Combination Agreement (the “Fourth BCA Amendment” and, the Original Business Combination Agreement, as amended by the First BCA Amendment, the Second BCA Amendment, the Third BCA Amendment and the Fourth BCA Amendment, the “Business Combination Agreement”) with Pubco, Orca and the Orca Shareholders. The Fourth BCA Amendment provides, among other things, that: (a) promptly following the execution and delivery of the Fourth BCA Amendment, Pubco, Orca Midco and the Company shall instruct the Escrow Agent to release from the Divestiture Proceeds Escrow Account to the Company (or such other person as the Company directs) an amount equal to $1,195,642.84 in connection with the settlement of certain of the Company’s Expenses (the “Additional Specified Company Transaction Expenses”), and, if the Share Contribution is consummated, such advance of the Additional Specified Company Transaction Expenses shall be treated as a partial payment by Orca Midco of Pubco’s obligation to bear the Company’s Expenses in accordance with the terms of the Business Combination Agreement; (b) the right to terminate the Business Combination Agreement that may be exercised by the Company if the Special Committee has made an Intervening Event Recommendation Change due to (i) the inability of the Company to obtain the Fairness Opinion or (ii) the good faith determination by the Special Committee, after consultation with its outside legal counsel and other advisors, that the consummation of the Transactions following the Divestiture Closing is not advisable, fair to and in the best interests of the Company and the Company’s shareholders holding SPAC Class A Shares (other than Sponsor) in accordance with the Cayman Companies Act is extended to the period beginning on the Divestiture Closing and ending on and including August 30, 2024; (c) upon a termination of the Business Combination Agreement by the Company or Orca due to a governmental order that permanently prohibits the consummation of the Transactions, the Termination Amount payable to the Company shall be $30,000,000 so long as written notice of such termination is provided during the period following the Divestiture Closing and ending on and including August 30, 2024; and (d) the Termination Amount to be paid to the Company upon certain terminations of the Business Combination Agreement shall be further reduced by the amount of the Additional Specified Company Transaction Expenses plus notional interest accruing daily from the date the Additional Specified Company Transaction Expenses are advanced to the Company (or such other person as the Company directs) up to and including the date of termination of the Business Combination Agreement at a rate of 8% per annum.

A copy of the Fourth BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Fourth BCA Amendment is qualified in its entirety by reference thereto.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On August 4, 2024, concurrently with the execution of the Fourth BCA Amendment, the Company entered into (a) a loan agreement (the “Transaction Expenses Loan Agreement”) pursuant to which Orca Midco made available to the Company an interest bearing loan in the principal amount of $7,800,000 in respect of the SPAC Specified Transaction Expenses contemplated in, and advanced to the Company in connection with the execution of, the Third BCA Amendment (the “Transaction Expenses Loan”), and (b) a loan agreement (the “Additional Transaction Expenses Loan Agreement” and, together with the Transaction Expenses Loan Agreement, the “Loan Agreements”) pursuant to which Orca Midco made available to the Company an interest bearing loan in the principal amount of $1,195,642.84 in respect of the Additional Company Specified Transaction Expenses (the “Additional Transaction Expenses Loan” and, together with the Transaction Expenses Loan, the “Loans”). The Company shall pay interest on the Loans at a rate of 8% per annum. The interest on each Loan shall (i) accrue daily, (ii) compound annually on December 31 of each year and be added to the unpaid principal amount of such Loan and (iii) be payable upon the repayment date of such Loan. Each Loan shall be due and payable on the fifth anniversary of the execution of the applicable Loan Agreement.

Copies of the Transaction Expenses Loan Agreement and the Additional Transaction Expenses Loan Agreement are filed with this Current Report on Form 8-K as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference, and the foregoing descriptions of the Loan Agreements are qualified in their entirety by reference thereto.

Additional Information and Where to Find It

In connection with the Transactions, Pubco has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 (Registration No. 333-275706) (the “Registration Statement”), which includes a proxy statement/prospectus and other relevant documents, which will be both the proxy statement to be distributed to the Company’s shareholders in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in connection with the business combination. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT PUBCO AND THE COMPANY WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Shareholders and investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed by Pubco and the Company at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings incorporated by reference therein may also be obtained, without charge, on the Company’s website at www.investcorpspac.com or by directing a request to: Investcorp Europe Holdings Acquisition Corporation, Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, Attention: Chief Executive Officer.

Participants in Solicitation

Each of Pubco, the Company, Orca and Zacco and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed Transactions. Information regarding the Company’s directors and executive officers, Pubco, Orca, Zacco and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Orca, Pubco or Zacco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, Orca’s, Zacco’s or Pubco’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, Orca and its management and Zacco and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of Pubco, the Company, Orca or Zacco undertakes any duty to update these forward-looking statements.

Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed Transactions, including the risks that (a) the proposed Transactions may not be consummated within the anticipated time period, or at all; (b) the Company may fail to obtain stockholder approval of the proposed Transactions; (c) the parties may fail to secure required regulatory approvals under applicable laws; and (d) other conditions to the consummation of the proposed Transactions under the Business Combination Agreement may not be satisfied; (2) the effects that any termination of the Business Combination Agreement may have on the Company, Orca, Zacco or their respective businesses, including the risk that the Company’s share price may decline significantly if the proposed Transactions are not completed; (3) the risk that Zacco may not be successful as a stand-alone public company; (4) the effects that the announcement or pendency of the proposed Transactions may have on Pubco, the Company, Orca, Zacco or their respective businesses, including the risks that as a result (a) the Company’s business, operating results or stock price may suffer or (b) Pubco’s, the Company’s, Orca’s or Zacco’s current plans and operations may be disrupted; (5) the inability to recognize the anticipated benefits of the proposed Transactions; (6) unexpected costs resulting from the proposed Transactions; (7) changes in general economic conditions; (8) regulatory conditions and developments; (9) changes in applicable laws or regulations; (10) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed Transactions and instituted against Pubco, the Company, Orca, Zacco and others; and (11) other risks and uncertainties indicated from time to time in the registration and proxy statement relating to the proposed Transactions, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Company’s most recent filings with the SEC and in the Registration Statement. All subsequent written and oral forward-looking statements concerning the Company, Orca, Zacco or Pubco, the Transactions described herein or other matters attributable to the Company, Orca, Zacco, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company, Orca, Zacco and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Fourth Amendment to the Business Combination Agreement, dated as of August 4, 2024, by and among Investcorp Europe Acquisition Corp I, Zacco Holdings, Orca Holdings Limited, Investcorp Technology Secondary Fund 2018, L.P., and Mill Reef Capital Fund SCS.

10.1	Loan Agreement, dated as of August 4, 2024, by and between Investcorp Europe Acquisition Corp I and Orca Midco Limited.

10.2	Loan Agreement, dated as of August 4, 2024, by and between Investcorp Europe Acquisition Corp I and Orca Midco Limited.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Investcorp Europe Acquisition Corp I

Date: August 5, 2024	By:	/s/ Craig Sinfield-Hain
	Name:	Craig Sinfield-Hain
	Title:	Chief Financial Officer

Exhibit 2.1

FOURTH AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

This Fourth Amendment to the Business Combination Agreement (this “Amendment” or the “Fourth Amendment”) is entered into as of August 4, 2024, by and among Zacco Holdings (formerly OpSec Holdings), a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (“Pubco”), Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (the “Company”), Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership (“ITSF”), Mill Reef Capital Fund SCS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg (“Mill Reef”, and together with ITSF, the “Company Shareholders”), and Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability, with registered number 373300 and whose registered office is at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (“SPAC”, together with Pubco, the Company and the Company Shareholders, collectively, the “Parties” and individually a “Party”).

RECITALS

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of April 25, 2023 (the “Original Business Combination Agreement”), by and among the Parties, Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands, and wholly-owned Subsidiary of Pubco, Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands, and wholly-owned Subsidiary of Pubco, Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales having its registered office at 46 Croftdown Road, Harborne, Birmingham, West Midlands, England, B17 8RD (“Orca Midco”), and Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a Subsidiary of the Company (“Orca”), as amended by that certain First Amendment to the Business Combination Agreement, dated as of December 14, 2023 (the “First Amendment”), as amended by that certain Second Amendment to the Business Combination Agreement, dated as of March 10, 2024 (the “Second Amendment”), and as amended by that certain Third Amendment to the Business Combination Agreement, dated as of May 3, 2024 (the “Third Amendment” and, the Original Business Combination Agreement, as amended by the First Amendment, the Second Amendment and the Third Amendment, the “Business Combination Agreement”);

WHEREAS, capitalized terms used but not defined herein shall have the meanings assigned to them in the Business Combination Agreement;

WHEREAS, pursuant to Section 14.7 of the Business Combination Agreement, the Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Parties; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth below in accordance with Section 14.7 of the Business Combination Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth in this Amendment and intending to be legally bound hereby, the Parties agree as follows:

1. Amendment to Article IX. Article IX of the Business Combination Agreement is hereby amended to add the following as a new Section 9.36:

“9.36 Advance of Additional Specified SPAC Transaction Expenses. Promptly following the execution and delivery of the Fourth Amendment, each of Pubco, Orca Midco and SPAC shall instruct the Escrow Agent to release an amount equal to the Additional Specified SPAC Transaction Expenses to SPAC or such other person(s) as SPAC shall direct in connection with the settlement of its Expenses. The Parties agree that if the Share Contribution is consummated, such advance of the Additional Specified SPAC Transaction Expenses shall be treated as a part payment by Orca Midco of Pubco’s obligation to bear SPAC’s Expenses pursuant to Section 12.3. For the avoidance of doubt, the Parties agree that each of (a) the Specified SPAC Transaction Expenses and (b) the Additional Specified SPAC Transaction Expenses shall constitute Expenses of SPAC for the purposes of the SPAC Expense Cap set out in Section 5 of the Sponsor Support Agreement.”

2. Amendment to Section 12.1(h). Section 12.1(h) of the Business Combination Agreement is hereby replaced in its entirety with the following:

“(h) by written notice from SPAC to the Company if there has been an Intervening Event Recommendation Change made pursuant to clause (b) of the definition of “Intervening Event”; provided, that the termination right exercisable pursuant to this Section 12.1(h) shall only be exercisable within the period following the Divestiture Closing and ending on and including August 30, 2024.”.

3. Amendments to Section 15.1. The following amendments are hereby made to Section 15.1 of the Business Combination Agreement:

(a) The definition of “Termination Amount” is hereby replaced in its entirety with the following:

““Termination Amount” means if payable pursuant to (a) Section 12.3(d) or Section 12.3(f), (i) in the event that written notice of such termination is provided during the period following the Divestiture Closing and ending on and including August 30, 2024, $30,000,000 minus (A) the Specified SPAC Transaction Expenses plus notional interest accruing daily from the date that the Specified SPAC Transaction Expenses are released to SPAC (or such person(s) as SPAC shall direct) in

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accordance with Section 9.35 up to and including the Termination Date at a rate of 8% per annum and (B) the Additional Specified SPAC Transaction Expenses plus notional interest accruing daily from the date that the Additional Specified SPAC Transaction Expenses are released to SPAC (or such person(s) as SPAC shall direct) in accordance with Section 9.36 up to and including the Termination Date at a rate of 8% per annum, and (ii) in the event that written notice of such termination is provided at any other time that such termination right is exercisable in accordance with this Agreement, $25,000,000 minus (A) the Specified SPAC Transaction Expenses plus notional interest accruing daily from the date that the Specified SPAC Transaction Expenses are released to SPAC (or such person(s) as SPAC shall direct) in accordance with Section 9.35 up to and including the Termination Date at a rate of 8% per annum and (B) the Additional Specified SPAC Transaction Expenses plus notional interest accruing daily from the date that the Additional Specified SPAC Transaction Expenses are released to SPAC (or such person(s) as SPAC shall direct) in accordance with Section 9.36 up to and including the Termination Date at a rate of 8% per annum, and (b) Section 12.3(c) or Section 12.3(e), $30,000,000 minus (A) the Specified SPAC Transaction Expenses plus notional interest accruing daily from the date that the Specified SPAC Transaction Expenses are released to SPAC (or such person(s) as SPAC shall direct) in accordance with Section 9.35 up to and including the Termination Date at a rate of 8% per annum and (B) the Additional Specified SPAC Transaction Expenses plus notional interest accruing daily from the date that the Additional Specified SPAC Transaction Expenses are released to SPAC (or such person(s) as SPAC shall direct) in accordance with Section 9.36 up to and including the Termination Date at a rate of 8% per annum.”

(b) The following definitions are hereby added in alphabetical order:

““Additional Specified SPAC Transaction Expenses” means the Expenses of SPAC in an amount equal to $1,195,642.84.”

““Fourth Amendment” means that certain Fourth Amendment to this Agreement, dated as of August 4, 2024, by and among Pubco, the Company, the Company Shareholders and SPAC.”

4. Effectiveness. This Amendment shall be effective as of the date hereof. Except as set forth in this Amendment, all terms and provisions of the Business Combination Agreement shall remain in full force and effect.

5. References to the Business Combination Agreement. After giving effect to this Amendment, each reference in the Business Combination Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment, and all references in the Ancillary Documents to “the Agreement” shall refer to the Business Combination Agreement as amended by this Amendment. Notwithstanding the foregoing, all references (a) in the Business Combination Agreement or the Disclosure Schedules to “the date hereof” or “the date

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of this Agreement” or (b) in the Business Combination Agreement or the Ancillary Documents to “the date of the Business Combination Agreement” or “the date of the Agreement”, or words of like import, shall (except to the extent any such references are amended (or amended and restated) pursuant to the terms of this Amendment) refer to April 25, 2023, and all references in the Business Combination Agreement to “prior to the date of this Agreement” or words of like import shall mean before the Business Combination Agreement was executed on April 25, 2023 (without regard to this Amendment).

6. Entire Agreement. This Amendment, the Business Combination Agreement (including Schedules I, II, III, IV, V, VI, VII, VIII and IX and Exhibits A, B, C, D, E, F, G, H, I, J and K thereto) and the Ancillary Documents together set out the entire agreement among the Parties in respect of the subject matter contained herein and therein and supersede and extinguish any prior drafts, agreements, undertakings, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating to the subject matter hereof and thereof.

7. Miscellaneous. The provisions of Article XIV (Miscellaneous) of the Business Combination Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Business Combination Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment on the date first written above.

SPAC:

INVESTCORP EUROPE ACQUISITION CORP I

By:	/s/ Baroness Ruby McGregor-Smith
Name: Baroness Ruby McGregor-Smith
Title: Chief Executive Officer

[Signature Page to Fourth Amendment to the Business Combination Agreement]

Pubco:

ZACCO HOLDINGS

By: The Director Ltd.

By:	/s/ Toni Pinkerton
Name: Toni Pinkerton
Title: Director

[Signature Page to Fourth Amendment to the Business Combination Agreement]

Company:

ORCA HOLDINGS LIMITED

By: The Director Ltd.

By:	/s/ Toni Pinkerton
Name: Toni Pinkerton
Title: Director

[Signature Page to Fourth Amendment to the Business Combination Agreement]

As Company Shareholder:

INVESTCORP TECHNOLOGY SECONDARY FUND 2018, L.P.

By:	Investcorp Technology Secondary Fund 2018 GP Limited Partnership, its general partner

By:	ITV Limited, its general partner

By:	/s/ Emily Tibbetts
Name: Emily Tibbetts
Title: Director

[Signature Page to Fourth Amendment to the Business Combination Agreement]

As Company Shareholder:

MILL REEF CAPITAL FUND SCS

By: Mill Reef Capital GP Sàrl, its general partner

By:	/s/ Farid Ouahmed
Name: Farid Ouahmed
Title: Manager

By:	/s/ Thomas Christian C Zoratti
Name: Thomas Christian C Zoratti
Title: Manager

[Signature Page to Fourth Amendment to the Business Combination Agreement]

Exhibit 10.1

Dated 4 August 2024

LOAN AGREEMENT

between

(1) ORCA MIDCO LIMITED

(2) INVESTCORP EUROPE ACQUISITION CORP I

THIS LOAN AGREEMENT is dated 4 August 2024 and made between:

(1)

ORCA MIDCO LIMITED, a private limited company incorporated under the laws of England and Wales with company number 14669678, having its registered office at 46 Croftdown Road, Harborne, Birmingham, West Midlands, England, B17 8RD (the “Lender”); and

(2)

INVESTCORP EUROPE ACQUISITION CORP I, a Cayman Islands exempted company incorporated with limited liability, with registered number 373300 and whose registered office is at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (the “Borrower”).

WHEREAS the Lender has agreed to provide the Loan (as defined below) to the Borrower on and subject to the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

In this Agreement:

“Affiliate” has the meaning given to it in the BCA;

“Agreement” means this Loan Agreement, by and between the Lender and the Borrower;

“BCA” means that certain Business Combination Agreement, by and among the Lender, the Borrower and the other parties thereto, dated April 25, 2023, as amended, modified or supplemented from time to time;

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, London, England, or George Town, Cayman Islands are authorized to close for business;

“Effective Date” means 3 May 2024;

“Loan” means the loan made under this Agreement, or if the context requires, the principal amount outstanding for the time being of that loan;

“Party” means a party to this Agreement;

“Repayment Date” means the fifth anniversary of the date hereof; and

“USD” and “US Dollars” denote the lawful currency of the United States of America.

2.	THE LOAN

On the Effective Date, the Lender advanced a Loan to the Borrower in the principal amount of USD 7,800,000 on the terms and subject to the conditions of this Agreement.

3.	INTEREST

3.1	The Borrower shall pay interest on the Loan at a rate of 8% per annum.

3.2

Until such time as the Loan is repaid, interest shall (a) accrue on the Loan daily from the Effective Date and (b) compound annually on 31 December of each year and be added to the unpaid principal amount of the Loan. Interest shall be calculated on the basis of the actual number of days elapsed in the relevant period and a 365 day year.

3.3

If the Borrower fails to make any payment due under this Agreement on the due date for payment, interest on the unpaid amount shall accrue daily, from the date of non-payment of the date of actual payment at the rate specified in Clause 3.1 above. Any interest accruing under this Clause 3.3 shall be immediately payable by the relevant Borrower on demand by the Lender.

4.	REPAYMENT, PREPAYMENT AND CANCELLATION

4.1	The unpaid principal amount of the Loan, together with all accrued and unpaid interest, will be repayable by the Borrower to the Lender on the Repayment Date.

4.2	The Borrower may, on 2 Business Days’ (or such shorter period as the Lender may agree) prior written notice to the Lender, prepay the Loan in whole or in part.

4.3

Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that the unpaid principal amount of the Loan, together with all accrued and unpaid interest, shall be deducted from any Termination Amount (as defined in the BCA) payable to the Borrower pursuant to the BCA, which deduction shall satisfy and discharge in full all of the Borrower’s obligations under this Agreement.

5.	ASSIGNMENT AND AMENDMENTS

5.1	The Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Lender.

5.2	The Lender may assign any of its rights or transfer any of its rights or obligations under this Agreement to an Affiliate of the Lender.

5.3	No amendment of this Agreement shall be effective unless it is in writing and signed by, or on behalf of, each Party.

6.	MISCELLANEOUS

6.1	All payments to be made under this Agreement will be made in USD in immediately available funds.

6.2	All payments to be made by the Borrower under this Agreement shall be calculated and be made without (and free and clear of any deduction for) withholding, set-off or counterclaim.

6.3

Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

6.4	A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

6.5	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

6.6

No failure to exercise, nor any delay in exercising, on the part of the Lender or the Borrower, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

6.7

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

7.	GOVERNING LAW AND JURISDICTION

7.1	This Agreement, and any non-contractual obligations arising out of or in connection with it, is governed by English law.

7.2

The courts of England have exclusive jurisdiction to settle any dispute, whether contractual or non-contractual, arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).

7.3	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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SIGNATORIES

INVESTCORP EUROPE ACQUISITION CORP I

By:	/s/ Baroness Ruby McGregor-Smith
Name: Baroness Ruby McGregor-Smith
Title: Chief Executive Officer

ORCA MIDCO LIMITED

By:	/s/ Roberta Vezzoli
Name: Roberta Vezzoli
Title: Director

Signature page to Loan Agreement (Orca Midco-SPAC)

Exhibit 10.2

Dated 4 August 2024

LOAN AGREEMENT

BETWEEN

(1) ORCA MIDCO LIMITED

(2) INVESTCORP EUROPE ACQUISITION CORP I

THIS LOAN AGREEMENT is dated 4 August 2024 and made between:

(1)

ORCA MIDCO LIMITED, a private limited company incorporated under the laws of England and Wales with company number 14669678, having its registered office at 46 Croftdown Road, Harborne, Birmingham, West Midlands, England, B17 8RD (the “Lender”); and

(2)

INVESTCORP EUROPE ACQUISITION CORP I, a Cayman Islands exempted company incorporated with limited liability, with registered number 373300 and whose registered office is at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (the “Borrower”).

WHEREAS the Lender has agreed to provide the Loan (as defined below) to the Borrower on and subject to the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

In this Agreement:

“Affiliate” has the meaning given to it in the BCA;

“Agreement” means this Loan Agreement, by and between the Lender and the Borrower;

“BCA” means that certain Business Combination Agreement, by and among the Lender, the Borrower and the other parties thereto, dated April 25, 2023, as amended, modified or supplemented from time to time;

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, London, England, or George Town, Cayman Islands are authorized to close for business;

“Loan” means the loan made under this Agreement, or if the context requires, the principal amount outstanding for the time being of that loan;

“Party” means a party to this Agreement;

“Repayment Date” means the fifth anniversary of the date hereof; and

“USD” and “US Dollars” denote the lawful currency of the United States of America.

2.	THE LOAN

On the date of this Agreement, the Lender advanced a Loan to the Borrower in the principal amount of USD 1,195,642.84 on the terms and subject to the conditions of this Agreement.

3.	INTEREST

3.1	The Borrower shall pay interest on the Loan at a rate of 8% per annum.

3.2

Until such time as the Loan is repaid, interest shall (a) accrue on the Loan daily from the date of this Agreement and (b) compound annually on 31 December of each year and be added to the unpaid principal amount of the Loan. Interest shall be calculated on the basis of the actual number of days elapsed in the relevant period and a 365 day year.

3.3

If the Borrower fails to make any payment due under this Agreement on the due date for payment, interest on the unpaid amount shall accrue daily, from the date of non-payment of the date of actual payment at the rate specified in Clause 3.1 above. Any interest accruing under this Clause 3.3 shall be immediately payable by the relevant Borrower on demand by the Lender.

4.	REPAYMENT, PREPAYMENT AND CANCELLATION

4.1	The unpaid principal amount of the Loan, together with all accrued and unpaid interest, will be repayable by the Borrower to the Lender on the Repayment Date.

4.2	The Borrower may, on 2 Business Days’ (or such shorter period as the Lender may agree) prior written notice to the Lender, prepay the Loan in whole or in part.

4.3

Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that the unpaid principal amount of the Loan, together with all accrued and unpaid interest, shall be deducted from any Termination Amount (as defined in the BCA) payable to the Borrower pursuant to the BCA, which deduction shall satisfy and discharge in full all of the Borrower’s obligations under this Agreement.

5.	ASSIGNMENT AND AMENDMENTS

5.1	The Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Lender.

5.2	The Lender may assign any of its rights or transfer any of its rights or obligations under this Agreement to an Affiliate of the Lender.

5.3	No amendment of this Agreement shall be effective unless it is in writing and signed by, or on behalf of, each Party.

6.	MISCELLANEOUS

6.1	All payments to be made under this Agreement will be made in USD in immediately available funds.

6.2	All payments to be made by the Borrower under this Agreement shall be calculated and be made without (and free and clear of any deduction for) withholding, set-off or counterclaim.

6.3

Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

6.4	A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

6.5	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

6.6

No failure to exercise, nor any delay in exercising, on the part of the Lender or the Borrower, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

6.7

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

7.	GOVERNING LAW AND JURISDICTION

7.1	This Agreement, and any non-contractual obligations arising out of or in connection with it, is governed by English law.

7.2

The courts of England have exclusive jurisdiction to settle any dispute, whether contractual or non-contractual, arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).

7.3	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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SIGNATORIES

INVESTCORP EUROPE ACQUISITION CORP I

By:	/s/ Baroness Ruby McGregor-Smith
Name: Baroness Ruby McGregor-Smith
Title: Chief Executive Officer

ORCA MIDCO LIMITED

By:	/s/ Roberta Vezzoli
Name: Roberta Vezzoli
Title: Director

Signature page to Loan Agreement (Orca Midco-SPAC)